

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 23 2015

<u>Via E-mail</u>
Dr. Kwanghyun Kim
Chief Executive Officer
ROID Group, Inc.
10827 Cloverfield Pt.
San Diego, CA 92131

>   **Re: ROID Group, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed October 8, 2014**
>   **File No. 333-201836**

Dear Dr. Kim:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2015 letter.

<u>Our future success may be dependent upon our obtaining licenses…, page 12</u>

1.   We note from your revised disclosure in response to prior comment 1 that you will rely on the "date of invention" to protect intellectual property rights relating to your manufacturing processes. Please further revise your disclosure to clarify how the date of invention will offer protection for those rights. Please also clarify if by "date of invention" you are using a legal term that is related to the granting of patents and how your date of invention would benefit you in countries that employ a first to file patent process.

<u>Products, page 33</u>

2.   We note your response to prior comment 5. Given your disclosure that you originally discovered the water-based manufacturing methods while working as lecturers and researchers at a university, please provide us with an analysis of why you believe that no third parties have any rights or interests in your intellectual property. Include any risk factor disclosure as appropriate.

You may contact David Burton at (202) 551-3626 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller, staff attorney, at (202) 551-3635 or Dan Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc (via e-mail): Andrew Coldicutt, Esq.